Exhibit (a)(1)(C)

FORM OF E-MAIL ANNOUNCEMENT OF OFFER TO EXCHANGE

To: Eligible Optionholders

Date: July 29, 2009

Subject: LeapFrog Enterprises, Inc. Offer to Exchange Certain Outstanding Stock Options for New Stock Option Grants

We are pleased to announce that LeapFrog Enterprises, Inc. (“LeapFrog” or the “Company”) is officially commencing its Offer to Exchange Certain Outstanding Stock Options for New Options (referred to as the “Offer to Exchange” or the “Exchange Offer”) today, July 29, 2009. The offer and withdrawal rights will remain open until 9:00 a.m., Pacific Time, on August 27, 2009, unless the Exchange Offer is extended. This Offer to Exchange is contingent upon, among other things, the approval by LeapFrog’s stockholders of the proposal relating to the option exchange program at our Special Meeting of Stockholders scheduled for August 26, 2009 and the closing price of our Class A common stock on the NYSE the day before the close of the exchange offer being less than $8.00. If our stockholders do not approve the proposal relating to the Offer to Exchange or such closing price equals or exceeds $8.00 or if any of the other conditions to the offer are not satisfied or waived, LeapFrog will terminate the Offer to Exchange and will not be able to accept any tendered option grants.

You may take advantage of the Offer to Exchange if you are an eligible optionholder and you hold eligible option grants. These italicized terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Options document that is attached to this e-mail. Also attached to this e-mail are the following documents related to the Offer to Exchange:

•	Election Form

•	Eligible Option Information Sheet

•	Notice of Withdrawal

Please carefully read all of the documents included in this e-mail. In order to participate in the Offer to Exchange, you must meet the criteria and follow the instructions set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form and Eligible Option Information Sheet, to me, Margaret Rozowski, so that I receive them before 9:00 a.m., Pacific Time, on August 27, 2009 (or a later expiration date if LeapFrog extends the offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Offer to Exchange, you can contact me at:

Margaret Rozowski, Stock Plan Administrator

LeapFrog Enterprises, Inc.

6401 Hollis Street

Emeryville, California 94608

Phone: (510) 420-5365

Facsimile: (510) 420-5004

E-Mail: stockplans@leapfrog.com

However, please understand that I cannot advise you on whether or not to exchange your options; the Company recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate.